
11018432

CM

SECURITIE[illegible]



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65897 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harold C. Brown & Co., LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One HSBC Center, Suite 3800
(No. and Street)

Buffalo, New York 14203-2898
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbara Klucik (716) 854-2500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gaines Kriner Elliott LLP
(Name – *if individual, state last, first, middle name*)

100 Corporate Parkway, Suite 200, Amherst, New York 14226
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

SD 3/25

## OATH OR AFFIRMATION

I, Katherine A. Christopherson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harold C. Brown & Co., LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Katherine A. Christopherson
Signature

Chief Executive Officer
Title

Rosemary A. Matalone
Notary Public

ROSEMARY A. MATALONE
No. 01MA5031368
Notary Public, State of New York
Qualified in Erie County 14
My Commission Expires 08/01/

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HAROLD C. BROWN & CO., LLC
## TABLE OF CONTENTS TO STATEMENT OF FINANCIAL CONDITION
**December 31, 2010**

| **Financial Statements** | **Page** |
|---|---|

www.gkecpa.com


GAINES KRINER ELLIOTT LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

**INDEPENDENT AUDITOR'S REPORT**

The Members
Harold C. Brown & Co., LLC

We have audited the accompanying statement of financial condition of Harold C. Brown & Co., LLC ("the Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Harold C. Brown & Co., LLC as of December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Gaines Kriner Elliott LLP

February 17, 2011



Amherst • East Aurora

member
CPA Associates International, Inc.

100 Corporate Parkway - Suite 200, Amherst, New York 14226 • 716.250.6600 • Fax: 716.250.6605

# HAROLD C. BROWN & CO., LLC
## STATEMENT OF FINANCIAL CONDITION
**December 31, 2010**

### ASSETS

| | |
|---|---|
| Cash and Cash Equivalents | $ 878,816 |
| Accounts Receivable | 486 |
| Short-Term Investment | 207,955 |
| Prepaid Expenses | 158,020 |
| Escrow Deposit with Clearing Organization | 25,000 |
| Property and Equipment, net (Note 4) | 102,499 |
| Intangible Assets, net (Note 5) | 1,072,378 |
| | $ 2,445,154 |

### LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| Liabilities | |
| Accrued profit sharing plan and bonus expenses (Note 7) | $ 197,784 |
| Accounts payable and other accrued expenses | 104,359 |
| Note payable - former member (Note 8) | 243,007 |
| Total liabilities | 545,150 |
| Members' Capital | 1,900,004 |
| | $ 2,445,154 |

The accompanying notes are an integral part of this financial statement.

## NOTE 1 - BUSINESS ACTIVITY

Harold C. Brown & Co., LLC (the "Company") acts as an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and an investment advisor who clears all transactions with and for customers located throughout the United States on a fully disclosed basis with a clearing broker-dealer. The Company transmits all customer funds and securities to the clearing broker-dealer who maintains and preserves all accounts and records of the Company's customers.

## NOTE 2 - PLAN TO DISCONTINUE CURRENT OPERATIONS OF THE COMPANY

In an agreement finalized January 1, 2011, the members of the Company agreed to discontinue the operations of its business and to liquidate its remaining assets, after all debts have been paid, no later than May 31, 2012, but no earlier than January 1, 2012. The members are currently developing the details of this discontinuance plan in a way which will insure that all client relationships will be maintained through multiple successor operating entities, one of which may continue to use the Company name. The members intend to operate the Company as usual through 2011.

## NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Accounting** - The Company's financial statements are prepared on the accrual basis of accounting, as a going concern, since the members do not intend to begin the liquidation process until 2012.

**Revenue** - Investment advisory services revenue is recorded monthly, based upon the market value of the customer's account at the end of the previous month. Fees charged vary based upon the asset value of the account.

**Cash Equivalents** - Cash equivalents consist of money market mutual funds.

**Short-Term Investment** - At December 31, 2010, the short-term investment consisted of a certificate of deposit with an original maturity date greater than 90 days, which matures January 18, 2011. There were no unrealized gains or losses since cost approximated fair value as of December 31, 2010.

**Property, Equipment, and Depreciation** - Property and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods based on the estimated useful life of the related assets. Leasehold improvements are amortized over the shorter of their useful life or the term of the lease.

## NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

**Intangible Assets** - The Company's intangible assets consist of customer accounts/relationship and its trade name. These intangible assets were recorded in June 2003 when the Company was purchased by its current members. In accordance with generally accepted accounting principles, infinite lived intangible assets are not amortizable for financial reporting purposes, but instead are subject to an impairment test, which is to be performed at least annually. The Company's trade name was considered an infinite lived intangible asset until the plan to discontinue operations was finalized. Through December 2010, the customer accounts/relationships were amortized on the straight-line basis over their originally estimated 10 year average life.

**Change in Estimated Life for Property and Equipment and Intangible Assets** - As a result of the Company's plan to discontinue its operations, all property and equipment and intangible assets are estimated to have a 17 month remaining useful life. Management has evaluated whether the carrying value of its property and equipment and intangible assets are impaired at December 31, 2010 in light of the change in their estimated useful lives, and have concluded that there is no impairment.

**Transactions** - Proprietary securities transactions in regular way trades, along with related commission revenue and expense, are recorded on a trade-date basis.

**Income Taxes** - The Company is a limited liability company ("LLC") which is treated as a partnership for income tax reporting purposes. In lieu of Federal and state income taxes imposed on the Company, the members are taxed individually on their respective share of items of income, deductions, losses, and credits.

**Subsequent Events** - The Company evaluated all subsequent events through February 17, 2011, the date the financial statements were available to be issued. No subsequent events required disclosure.

**Personal Assets and Liabilities and Members' Salaries** - In accordance with the generally accepted method of presenting partnership financial statements, the financial statements do not include the personal assets and liabilities of the members, including their obligation for income tax on their distributive shares of the net income of the Company. In addition, the expenses shown in the income statements do not include any salaries for the members.

**Use of Estimates** - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates and assumptions.

## NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010:

| | | Depreciable Lives |
|---|---|---|
| Equipment | $ 391,505 | 5 - 7 Years |
| Furniture and fixtures | 107,763 | 7 Years |
| Software | 274,769 | 3 Years |
| Leasehold improvements | 45,848 | 7 Years |
| | 819,885 | |
| Less: Accumulated depreciation | 717,386 | |
| | $ 102,499 | |

Depreciation expense was $120,672 for the year ended December 31, 2010. The remaining net book value of these assets will be depreciated over 17 months, beginning in 2011.

## NOTE 5 - INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2010:

| | |
|---|---|
| Intangible assets subject to amortization: | |
| Customer accounts/relationships | $1,256,871 |
| Less: Accumulated amortization | 942,660 |
| | 314,211 |
| Intangible assets not subject to amortization through December 31, 2010: | |
| Trade name | 758,167 |
| Intangible assets, net | $1,072,378 |

Amortization was $125,688 for the year ended December 31, 2010. Annual amortization for the years 2011 and 2012 will be $756,972 and $315,416, respectively.

## NOTE 6 - OPERATING LEASE

The Company currently rents office space under a lease agreement which expires in May 2012. The lease agreement calls for monthly rental payments of $18,534 increasing to $20,715 per month over the term of the lease. The Company is recognizing this aggregate rent expense on a straight-line basis over the term of the lease. At December 31, 2010, the Company has approximately $16,300 of deferred rent obligation included in other accrued expenses on the statement of financial condition. The Company is also responsible for their proportionate share of various costs shared with the landlord, which include taxes, utilities, and operating expenses. The lease is partially guaranteed by the members of the Company. Rental expense under the terms of the lease agreement amounted to approximately $281,600 for the year ended December 31, 2010.

Future minimum lease commitments are as follows:

| | |
|---|---|
| 2011 | $ 248,577 |
| 2012 | 103,574 |

## NOTE 7 - 401(k) PROFIT SHARING PLAN

The Company has a profit sharing plan for eligible employees, which also includes a 401(k) salary deferral option. Profit sharing contributions are discretionary and determined annually by the Members. For the year ended December 31, 2010, the Company accrued a discretionary contribution of $171,459.

## NOTE 8 - NOTE PAYABLE FORMER MEMBER

In August 2010, the Company redeemed one member's ownership interest for $255,000. The Company signed a promissory note for the full amount. Payments are due in quarterly installments of $13,478 including interest at 2.33%, through August 2015. The remaining balance of all unpaid interest and principal shall become due and payable in August 2015.

The scheduled maturities of the note payable are as follows:

| | |
|---|---|
| 2011 | $ 48,674 |
| 2012 | 49,818 |
| 2013 | 50,989 |
| 2014 | 52,188 |
| 2015 | 41,338 |
| | $ 243,007 |

## NOTE 9 - NET CAPITAL REQUIREMENT

The Company must comply with the Uniform Net Capital Rule under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, may not exceed fifteen times net capital (generally Company capital less reductions for assets not readily convertible into cash at full value).

At December 31, 2010, the Company's net capital and required net capital, as defined, were $554,388 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was approximately .98 to 1.

## NOTE 10 - RESERVE REQUIREMENT

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (see Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

## NOTE 11 - CONCENTRATION OF CREDIT RISK

The Company has an exposure to credit risk associated with non-performance of its brokerage customers in fulfilling their contractual obligations pursuant to securities transactions. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure relating to such non-performance by these customers.

Financial instruments that are potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions. Although the cash accounts exceed the federally insured deposit amount, management does not anticipate non-performance by the financial institutions. Management reviews the financial viability of these institutions on a periodic basis.


SEC MAIL
PROCESSING
RECEIVED
MAR 01 2011
WASH, D.C.
211
SECTION

# HAROLD C. BROWN & CO., LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2010**